Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Answers Corporation

We consent to the incorporation by reference in the registration statement filed on or about January 18, 2006 on Form S-3 of Answers Corporation (formerly Gurunet Corporation) and Subsidiary (a Development Stage Enterprise) (“the Company”) of our report dated March 31, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), comprehensive income (loss) and cash flows for the years then ended, and for the period from December 22, 1998 (inception) to December 31, 2004, which report appears in the December 31, 2004 annual report on Form 10-KSB of the Company and to the reference of our firm under the heading “Experts” in the prospectus.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

January 17, 2006